UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  June 15, 2004

                         Commission File Number: 1-14636


                            ABITIBI-CONSOLIDATED INC.
             (Exact name of registrant as specified in its charter)


        1155 METCALFE STREET, SUITE 800, MONTREAL, QUEBEC, CANADA H3B 5H2
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [_]                Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes  [_]                      No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

EXHIBIT
NUMBER              DESCRIPTION
------              -----------

99.1 Press Release entitled "Abitibi-Consolidated Announces A Private Offering of US$400 Million of Notes," dated June 10, 2004.

99.2                FORM 51-102F3 Material Change Report

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ABITIBI-CONSOLIDATED INC.
                                           (Registrant)



Date:  June 15, 2004                       By: /s/ Jacques Vachon
                                               --------------------------------
                                               Jacques Vachon
                                               Senior Vice President, Corporate
                                               Affairs, and Secretary